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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1.     NAME AND ADDRESS OF COMPANY
            Kinross Gold Corporation ("Kinross" or the "Company"), 52nd Floor, 40 King St. West,
            Toronto, ON   M5H 3Y2

ITEM 2.     DATE OF MATERIAL CHANGE
            February 17, 2006

ITEM 3.     NEWS RELEASES
            News releases were issued by Kinross in Toronto on February 15, 2006 and February 20, 2006 with respect to the material change and filed via SEDAR.

ITEM 4.     SUMMARY OF MATERIAL CHANGE
            Kinross announced that it has completed its regulatory filings and is now up to date in its regulatory filing obligations.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE
            Kinross announced that it filed its restated audited financial statements for the years ended December 31, 2003 and 2004 and the corresponding managements' discussion and analysis ("MD&A's"), its annual information form for the year ended December 31, 2004 and its interim financial statements and corresponding MD&A's for the first three quarters of the 2005 financial terms. With the completion of these filings, Kinross is now up to date in its regulatory filing obligations.

            In addition, Kinross announced its third quarter 2005 financial results and other financial and operational information.

ITEM 6.     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
            N/A

ITEM 7.     OMITTED INFORMATION
            N/A

ITEM 8.     EXECUTIVE OFFICER
            Ms. Shelley M. Riley
            Vice President, Administration and Corporate Secretary
            Telephone: (416) 365-5198
            Facsimile: (416) 365-0237

ITEM 9.     DATE OF REPORT
            February 21, 2006.

                                        KINROSS GOLD CORPORATION

                                        PER:  /s/ Shelley Riley
                                              -----------------
                                              Shelley Riley
                                              Corporate Secretary